INTELLIGENT LIVING CORP.

2323 Quebec Street, Suite 221

Vancouver, B.C. Canada V5T 4S7

August 25, 2008

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Intelligent Living Corp.

SEC Comment Letter dated June 23, 2008

Preliminary Information Statement on Schedule 14C

File No. 0-25335

Dear Sir/Madam:

In connection with the responses of Intelligent Living Corp. (the “Company”) submitted on June 26, 2008 to the comments set forth in your comment letter dated June 23, 2008 on the captioned filing under the Securities Exchange Act of 1934, as amended, and the Amended Preliminary Information Statement on Schedule 14C submitted in response to the June 23, 2008 comment letter, the Company further acknowledges that:

The Company is primarily responsible for the accuracy and adequacy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

INTELLIGENT LIVING CORP.

By: /s/ Michael F. Holloran

Michael F. Holloran

Chief Executive Officer

Intelligent Living Corp.